Coordonnées

www.linkedin.com/in/
houssamhaned (LinkedIn)

Principales compétences

Web Development

PHP

Gestion de projet

Languages

Anglais (Full Professional)

Espagnol (Elementary)

Arabe (Elementary)

Honors-Awards

Finaliste Mobile Banking Factory²

Houssam Haned

Helping YouTube channels to get clicks Empowering YouTubers to
Thrive
Doubaï, Doubaï, Émirats arabes unis

Expérience

Tokee
Chief Technology Officer
juin 2023 - Present (4 mois)

DevBrain
Chief Executive Officer
octobre 2017 - mars 2023 (5 ans 6 mois)
Région de Lyon, France

Atos Worldgrid
Développeur logiciels
juin 2015 - septembre 2017 (2 ans 4 mois)
Grenoble

Crédit Agricole
Développeur application mobile
mars 2015 - mai 2015 (3 mois)

Finaliste du concours Mobile Banking Factory² sur le thème de la mobilité
connectée.
Organiser par le Crédit Agricole Store, PSA, SalesForce.com,
Orange,Uber,Xee

- Chef de projet : analyse, planning.
- Développement d'une application mobile multi-os : iPhone,Android,
WindowsPhone
- Intégration des API : PSA, Crédit Agricole.

Digital Lift
Développeur Web
février 2014 - juin 2014 (5 mois)

Intégration de maquettes graphiques : PhotoShop -> HTML 5, CSS 3,
BootStrap, jQuery
Développement de site web sour le CMS WordPress, optimisation SEO.

W3C2i - internet-communication-interactive
Développeur Web
novembre 2013 - février 2014 (4 mois)
Grenoble

- Développement de site web

- CMS Joomla!

- Site e-commerce

- Création d'un réseau social d'entreprise

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